Exhibit 97.1

ULTRAGENYX PHARMACEUTICAL INC.

CLAWBACK POLICY

This Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Ultragenyx Pharmaceutical Inc. (the “Company”) effective October 2, 2023 (the “Effective Date”) and replaces the Company’s Clawback Policy dated December 13, 2017 in its entirety. This Policy is administered by the Compensation Committee (the “Committee”) of the Board, subject to ratification by the independent members of the Board with respect to application of this Policy to the Company’s Chief Executive Officer, and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

Mandatory Recoupment

In the event the Company is required to prepare an accounting restatement of the Company’s financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws (as applicable, a “Restatement”), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. The Company will maintain and will provide to The Nasdaq Stock Market documentation of all determinations and actions taken in complying with the Mandatory Recoupment provisions of this Policy.

Discretionary Recoupment

In addition to the mandatory recoupment (required under Rule 10D-1) set forth above, in the event that the Committee determines, in its sole discretion, that an act or omission of a Covered Executive contributed to the circumstances requiring the Restatement and that such act or omission involved Fraud or Intentional Misconduct, then the Committee may recover all (not just the excess amount) Incentive-Based Compensation as well as Other Incentive Compensation, in each case, Received by such Covered Executive.

Definitions

For purposes of this Policy:

•
“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after the Effective Date and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (A) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (B) any measure based in whole or in part on the Company’s stock price or total shareholder return.
•
“Covered Executive” means any “executive officer” of the Company as defined under Rule 10D-1.
•
“Fraud or Intentional Misconduct” includes reckless conduct (including any highly unreasonable act or omission, involving not merely simple, or even inexcusable negligence, but an extreme departure from the standards of ordinary care, and that is either known to the Covered Executive or is so obvious the Covered Executive must have been aware of it), but is not intended to include (i) negligent conduct or grossly negligent conduct not arising to such standard or (ii) conduct in good faith and in a manner the Covered Executive reasonably believed to be in, or not opposed to, the best interests of the Company (including the Covered Executive’s good faith scientific or medical judgments).
•
“Other Incentive Compensation” means any incentive compensation (other than Incentive-Based Compensation), including, but not limited to, service- or time-based equity awards and bonuses and performance-based equity awards and bonuses that are not based on a financial reporting measure, that was Received by a person (i) on or after the Effective Date and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the vesting or service period or performance period, as applicable, for the Other Incentive Compensation.
•
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded. Other Incentive Compensation is deemed to be “Received” in the fiscal period during which any applicable performance measure is attained or any service- or time-based requirement is satisfied, regardless of when the compensation is actually paid or awarded.
•
“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

Recovery

The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Nasdaq Stock Market listing rules and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation and Other Incentive Compensation arrangements with Covered Executives. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.

Additional Recoupment Rights

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation or Other Incentive Compensation pursuant to this Policy.